UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03364	                                  October 26,
2012

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Great-West Funds, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

8515 E. Orchard Road, Greenwood Village, CO 80111
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October 26, 2012

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated October 26, 2012, on our examination of the investment portfolio of the following portfolios of the Maxim Series Fund, Inc. as of the close of business on July 16, 2012. Maxim Stock Index Portfolio
Maxim S&P SmallCap 600 Index Portfolio
Maxim S&P 500 Index Portfolio
Maxim S&P MidCap 400 Index Portfolio
      Maxim Aggressive Profile I Portfolio
      Maxim Conservative Profile I Portfolio
      Maxim Moderate Profile I Portfolio
      Maxim Moderately Aggressive Profile I Portfolio
      Maxim Moderately Conservative Profile I Portfolio Maxim Aggressive Profile II Portfolio
      Maxim Conservative Profile II Portfolio
      Maxim Moderate Profile II Portfolio
      Maxim Moderately Aggressive Profile II Portfolio
      Maxim Moderately Conservative Profile II Portfolio Maxim SecureFoundation Balanced Portfolio
      Maxim SecureFoundation Lifetime 2015 Portfolio
      Maxim SecureFoundation Lifetime 2020 Portfolio
      Maxim SecureFoundation Lifetime 2025 Portfolio
      Maxim SecureFoundation Lifetime 2030 Portfolio
      Maxim SecureFoundation Lifetime 2035 Portfolio
      Maxim SecureFoundation Lifetime 2040 Portfolio
      Maxim SecureFoundation Lifetime 2045 Portfolio
      Maxim SecureFoundation Lifetime 2050 Portfolio
      Maxim SecureFoundation Lifetime 2055 Portfolio
      Maxim Lifetime 2015 Portfolio I
      Maxim Lifetime 2015 Portfolio II
      Maxim Lifetime 2015 Portfolio III
      Maxim Lifetime 2025 Portfolio I
      Maxim Lifetime 2025 Portfolio II
      Maxim Lifetime 2025 Portfolio III
      Maxim Lifetime 2035 Portfolio I
      Maxim Lifetime 2035 Portfolio II
      Maxim Lifetime 2035 Portfolio III
      Maxim Lifetime 2045 Portfolio I
      Maxim Lifetime 2045 Portfolio II
      Maxim Lifetime 2045 Portfolio III
      Maxim Lifetime 2055 Portfolio I
      Maxim Lifetime 2055 Portfolio II
Maxim Lifetime 2055 Portfolio III


As of September 24, 2012 the Maxim Series Fund, Inc. changed its name to Great-West Funds, Inc and each series of the Great-West Funds, Inc. ceased to use to term "Maxim" within its name.




Very truly yours,




Bryan Morris
Partner







REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Maxim Series Fund, Inc.:
We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that
Maxim Stock Index Portfolio, Maxim S&P SmallCap 600 Index Portfolio, Maxim S&P 500 Index Portfolio, Maxim S&P MidCap
400 Index Portfolio,  Maxim Aggressive Profile I Portfolio,
Maxim Conservative Profile I Portfolio, Maxim Moderate Profile
I Portfolio, Maxim Moderately Aggressive Profile I Portfolio,
Maxim Moderately Conservative Profile I Portfolio, Maxim
Aggressive Profile II Portfolio, Maxim Conservative Profile II Portfolio, Maxim Moderate Profile II Portfolio, Maxim
Moderately Aggressive Profile II Portfolio, Maxim Moderately Conservative Profile II Portfolio, Maxim SecureFoundation
Balanced Portfolio, Maxim SecureFoundation Lifetime 2015
Portfolio, Maxim SecureFoundation Lifetime 2020 Portfolio,
Maxim SecureFoundation Lifetime 2025 Portfolio, Maxim SecureFoundation Lifetime 2030 Portfolio, Maxim
SecureFoundation Lifetime 2035 Portfolio, Maxim
SecureFoundation Lifetime 2040 Portfolio, Maxim
SecureFoundation Lifetime 2045 Portfolio, Maxim
SecureFoundation Lifetime 2050 Portfolio, Maxim
SecureFoundation Lifetime 2055 Portfolio, Maxim Lifetime 2015 Portfolio I, Maxim Lifetime 2015 Portfolio II, Maxim Lifetime
2015 Portfolio III, Maxim Lifetime 2025 Portfolio I, Maxim
Lifetime 2025 Portfolio II, Maxim Lifetime 2025 Portfolio III, Maxim Lifetime 2035 Portfolio I, Maxim Lifetime 2035 Portfolio
II, Maxim Lifetime 2035 Portfolio III, Maxim Lifetime 2045 Portfolio I, Maxim Lifetime 2045 Portfolio II, Maxim Lifetime
2045 Portfolio III, Maxim Lifetime 2055 Portfolio I, Maxim
Lifetime 2055 Portfolio II, and Maxim Lifetime 2055 Portfolio
III (each a "Portfolio, collectively the "Portfolios") of the
Maxim Series Fund, Inc. (the "Fund") complied with the
requirements of subsections (b) and (c) of Rule 17f-2 under
the Investment Company Act of 1940 as of July 16, 2012.
Management is responsible for each Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios
compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States), and accordingly, included examining on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 16, 2012, and with respect to agreement of security purchases and sales, for the period from December
31, 2011 (the date of our last examination) through July 16,
2012:
1.	Confirmation of all securities held by the Depository Trust
Company (DTC) in book entry form. Since the DTC confirmation can be only provided as of the month close, i.e. July 31, 2012, we have performed rollforward procedures on July 16, 2012 by adding the purchases and subtracting sales for the period 7/16 to 7/31 to arrive at the balance as at July 31, 2012. D&T agreed the 7/31/2012 balance to the 7/31/2012 holdings w/o/e. And further, D&T confirmed the securities held by the DTC as of 7/31/2012.

2.	Reconciliation of all such securities to the books and records of Portfolio and the Bank of New York (the "Custodian"); and
DST (the transfer agent).
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records;
and

4.	Agreement of one security purchases and one security sales or maturities since our last report from the books and records of the Portfolio to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios compliance with specified requirements.
In our opinion, management's assertion that each of the Portfolios of the Maxim Series Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 16, 2012, with respect to securities reflected in the investment account of the Portfolio is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Maxim Series Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
As of September 24, 2012 the Maxim Series Fund, Inc. changed its name to Great-West Funds, Inc and each series of the Great-West Funds, Inc. ceased to use to term "Maxim" within its name.

/s/ DELOITTE & TOUCHE LLP
Denver, Colorado
October 26, 2012

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of Maxim Stock Index Portfolio, Maxim S&P SmallCap 600 Index Portfolio, Maxim S&P 500 Index Portfolio, Maxim S&P MidCap 400 Index Portfolio , Maxim Aggressive Profile I Portfolio, Maxim Conservative Profile I Portfolio, Maxim Moderate Profile I Portfolio, Maxim Moderately Aggressive Profile I Portfolio, Maxim Moderately Conservative Profile I Portfolio, Maxim Aggressive Profile II Portfolio, Maxim Conservative Profile II Portfolio, Maxim Moderate Profile II Portfolio, Maxim Moderately Aggressive Profile II Portfolio, Maxim Moderately Conservative Profile II Portfolio, Maxim SecureFoundation Balanced Portfolio, Maxim SecureFoundation Lifetime 2015 Portfolio, Maxim SecureFoundation Lifetime 2020 Portfolio, Maxim SecureFoundation Lifetime 2025 Portfolio, Maxim SecureFoundation Lifetime 2030 Portfolio, Maxim SecureFoundation Lifetime 2035 Portfolio, Maxim SecureFoundation Lifetime 2040 Portfolio, Maxim SecureFoundation Lifetime 2045 Portfolio, Maxim SecureFoundation Lifetime 2050 Portfolio, Maxim SecureFoundation Lifetime 2055 Portfolio, Maxim Lifetime 2015 Portfolio I, Maxim Lifetime 2015 Portfolio II, Maxim Lifetime 2015 Portfolio III, Maxim Lifetime 2025 Portfolio I, Maxim Lifetime 2025 Portfolio II, Maxim Lifetime 2025 Portfolio III, Maxim Lifetime 2035 Portfolio I, Maxim Lifetime 2035 Portfolio II, Maxim Lifetime 2035 Portfolio III, Maxim Lifetime 2045 Portfolio I, Maxim Lifetime 2045 Portfolio II, Maxim Lifetime 2045 Portfolio III, Maxim Lifetime 2055 Portfolio I, Maxim Lifetime 2055 Portfolio II, and Maxim Lifetime 2055 Portfolio III (each a "Portfolio, collectively the "Portfolios") of the Maxim Series Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Portfolio's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of July 16, 2012 and from December 31, 2011 (the date of our last examination) through July 16, 2012.
Based on this evaluation, we assert that each of the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 16, 2012, and from December 31, 2011 (the date of our last examination) through July 16, 2012, with respect to securities reflected in the investment accounts of the Fund.
As of September 24, 2012 the Maxim Series Fund, Inc. changed its name to Great-West Funds, Inc and each series of the Great-West Funds, Inc. ceased to use to term "Maxim" within its name.



Great-West Funds, Inc.
By:


______________________________
Mitchell Graye
President and Chief Executive Officer


______________________________
Mary Maiers
Chief Financial Officer and Treasurer

__________________________________________
Beverly Byrne
Chief Compliance Officer

October 26, 2012